FOR IMMEDIATE RELEASE

CLIFFS

NEWS RELEASE

CLIFFS NATURAL RESOURCES INC. MAILS OPEN LETTER TO SHAREHOLDERS

Casablanca's Plan to Sell Assets at Trough of Pricing Cycle Will Destroy Shareholder Value

Cliffs' Nominees Have Right Experience and Right Strategy to Preserve Value of Cliffs' Assets in Volatile Commodity Cycle

Recommends Shareholders Vote WHITE Proxy Card Today

CLEVELAND – July 14, 2014 – Cliffs Natural Resources Inc. **(NYSE: CLF)** today issued the following letter to shareholders in connection with its upcoming 2014 Annual Meeting of Shareholders:

Dear Fellow Cliffs Shareholder,

As our Annual Meeting approaches on July 29, we urge all Cliffs shareholders to protect the value of their investment by voting the **WHITE** proxy card today. As Casablanca Capital continues to campaign for what we believe is a short-term, value-destructive agenda, shareholders need to know the truth about Casablanca's purported "plan" and lack of experience to lead a commodity company through the trough of the cycle.

We believe that **Casablanca has a one-dimensional, short-term plan to conduct a fire-sale of Cliffs' assets in an industry-wide cyclical downturn**, which would be **value destructive for all Cliffs shareholders**.

Unlike Casablanca, Cliffs' Board and new management team have a **deep understanding of how commodity cycles work and how to position our assets to maximize value in a volatile pricing environment**. To that end, the Cliffs Board and new management team have been focused on key fundamentals, which Casablanca does not appear to understand and is ill-equipped to accomplish. Specifically, we are lowering the cost-structure of the business, optimizing our operating profile, strengthening our balance sheet, and enhancing our liquidity. By focusing on these priorities, Cliffs expects to emerge from the cyclical trough well positioned to capture value on the upside when its served markets recover.

WE BELIEVE CASABLANCA'S STRATEGY IS ILLOGICAL AND WILL DESTROY LONG TERM VALUE, DEMONSTRATING ITS LACK OF UNDERSTANDING OF COMMODITY MARKETS

Casablanca's central theme is a "fire sale" of Cliffs' assets at the bottom of the commodity cycle. Let there be no mistake: **selling assets for cents on the dollar in the trough will destroy value for Cliffs shareholders**. This is not surprising given the lack of mining

industry experience in Casablanca's slate of nominees. Quick-fix financial engineering is not the answer. Casablanca's plan will not only compromise current value but will also sacrifice long-term value creation that will be forever lost when these commodity markets recover.

We urge investors to focus on what *really* matters – the strategy that will generate the most value for all Cliffs shareholders. Cliffs' Board and new management team have the experience to know that **the better course is to maintain a strong balance sheet and responsibly optimize the assets in our portfolio instead of disposing of them at the bottom of the market**. A strong financial position and solid operational focus during the low point of a commodity cycle is how to best **position Cliffs to ultimately realize the highest long-term value for these assets – whether assets are sold or further developed**. As experienced miners know, now is not the time to dump assets indiscriminately.

Under Gary Halverson's leadership, Cliffs has taken decisive action to halt development projects, idle loss-making mines at current iron ore and met coal prices, and optimize operations across our portfolio to **weather the current downturn and preserve value potential as markets recover.** Cliffs owns valuable mining operations that produce premium quality products and offer diversity in supplier source that our customers value. **Don't let Casablanca squander the opportunity to extract significant value from Cliffs' assets as markets recover.**

We urge you not to allow Casablanca to take a majority of your Board and implement what we believe is an **irrational plan championed by inexperienced Board candidates**. **Now is not the time to hand over the majority of Cliffs' Board to an unproven activist investor.** We believe that Casablanca's notion of "fixing" Cliffs is ill-conceived and short-sighted, driven by their self-serving agenda.

CLIFFS' BOARD AND MANAGEMENT TEAM IS IMPLEMENTING THE RIGHT STRATEGY TO POSITION THE COMPANY TO GENERATE SHAREHOLDER VALUE IN THE RECOVERY

Prudent and experienced leaders of mining companies understand how to protect their assets in today's environment. As evidence of this experience, the Cliffs team has already:

- Reduced capital expenditures by 65% since 2013;
- Cut operating costs at every business segment through the rigorous implementation of operating discipline and improved processes to keep assets producing cash in the trough;
- Halted development of the chromite project, idled our Wabush mine, announced our intention to temporarily idle our Pinnacle mine in late August 2014, and delayed Phase II expansion of Bloom Lake; and
- Strengthened our balance sheet by amending our revolving credit facility to retain access to this important source of liquidity in today's volatile commodity price environment.

VOTE THE WHITE PROXY CARD TODAY

Your vote is extremely important, no matter how many or how few shares you own. Remember: By voting "**FOR ALL**" of Cliffs' nominees, you are voting for a Board comprised of new independent directors clearly aligned with shareholder interests:

- **More than half of directors elected in 2013 or later**.
- **At least two of our directors will have been nominated directly by our shareholders**.
- **Other than our CEO Gary Halverson, all directors will be independent**.
- Each director has **critical and relevant industry experience**.
- Board leadership will be provided by a **different Chairman** to be elected by the **new Board** following the completion of the Annual Meeting.

For these reasons, and others, your Board encourages you to vote the enclosed **WHITE** proxy card "**FOR ALL**" of Cliffs' nine highly qualified and experienced nominees: Gary B. Halverson, Barry J. Eldridge, Mark E. Gaumond, Susan M. Green, Janice K. Henry, Stephen M. Johnson, James F. Kirsch, Richard K. Riederer and Timothy W. Sullivan.

If you have any questions on cumulative voting or need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting us in connection with this year's Annual Meeting, at (800) 487−4870.

On behalf of the Board, we thank you for your continued support of Cliffs.

Sincerely,

Cliffs' Board of Directors

J.P. Morgan and Bank of America Merrill Lynch are acting as financial advisors to the Company and Wachtell, Lipton, Rosen & Katz and Jones Day are acting as legal counsel.

About Cliffs Natural Resources Inc.

Cliffs Natural Resources Inc. is an international mining and natural resources company. The Company is a major global iron ore producer and a significant producer of high-and low-volatile metallurgical coal. Cliffs' strategy is to continually achieve greater scale and diversification in the mining industry through a focus on serving the world's largest and fastest growing steel markets. Driven by the core values of social, environmental and capital stewardship, Cliffs associates across the globe endeavor to provide all stakeholders operating and financial transparency.

The Company is organized through a global commercial group responsible for sales and delivery of Cliffs' products and a global operations group responsible for the production of the minerals the Company markets. Cliffs operates iron ore and coal mines in North America and an iron ore mining complex in Western Australia.

News releases and other information on the Company are available on the Internet at: http://www.cliffsnaturalresources.com

Follow Cliffs on Twitter at: http://twitter.com/CliffsNR.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties relating to Cliffs' operations and business environment that are difficult to predict and may be beyond Cliffs' control. Such uncertainties and factors may cause actual results to differ materially from those expressed or implied by forward-looking statements for a variety of reasons including without limitation: trends affecting our financial condition, results of operations or future prospects, particularly the continued volatility of iron ore and coal prices; our actual levels of capital spending; uncertainty or weaknesses in global economic conditions, including downward pressure on prices, reduced market demand and any slowing of the economic growth rate in China; a currently pending proxy contest and any other actions of activist shareholders; our ability to successfully integrate acquired companies into our operations and achieve post-acquisition synergies, including without limitation, Cliffs Quebec Iron Mining Limited (formerly Consolidated Thompson Iron Mining Limited); our ability to successfully identify and consummate any strategic investments and complete planned divestitures; the outcome of any contractual disputes with our customers, joint venture partners or significant energy, material or service providers or any other litigation or arbitration; the ability of our customers and joint venture partners to meet their obligations to us on a timely basis or at all; our ability to reach agreement with our iron ore customers regarding any modifications to sales contract provisions; the impact of price-adjustment factors on our sales contracts; changes in sales volume or mix; our actual economic iron ore and coal reserves or reductions in current mineral estimates, including whether any mineralized material qualifies as a reserve; the impact of our customers using other methods to produce steel or reducing their steel production; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; the results of prefeasibility and feasibility studies in relation to projects; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes; our ability to cost-effectively achieve planned production rates or levels; uncertainties associated with natural disasters, weather conditions, unanticipated geological conditions, supply or price of energy, equipment failures and other unexpected events; adverse changes in currency values, currency exchange rates, interest rates and tax laws; availability of capital and our ability to maintain adequate liquidity and successfully implement our financing plans; our ability to maintain appropriate relations with unions and employees and enter into or renew collective bargaining agreements on satisfactory terms; risks related to international operations; availability of capital equipment and component parts; the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; problems or uncertainties with productivity, tons mined, transportation, mine-closure obligations, environmental liabilities, employee-benefit costs and other risks of the mining industry; and other factors and risks that are set forth in the Company's most recently filed reports with the U.S. Securities and Exchange Commission (the "SEC"). The information contained herein speaks as of the date of this letter and may be superseded by subsequent events. Except as may be required by applicable securities laws, we do not

undertake any obligation to revise or update any forward-looking statements contained in this letter.

Important Additional Information

Cliffs, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Cliffs' shareholders in connection with the matters to be considered at Cliffs' 2014 Annual Meeting. Cliffs filed a definitive proxy statement with the SEC on June 10, 2014 in connection with any such solicitation of proxies from Cliffs' shareholders. CLIFFS' SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING **WHITE** PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Cliffs' directors and executive officers in Cliffs' shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Cliffs' 2014 Annual Meeting. Information can also be found in Cliffs' Annual Report on Form 10-K for the year ended Dec. 31, 2013, filed with the SEC on Feb. 14, 2014, as amended and filed with the SEC on April 30, 2014, and Cliffs' definitive proxy statement on Schedule 14A, filed with the SEC on June 10, 2014. Shareholders will be able to obtain the proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by Cliffs with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Cliffs' website at www.cliffsnr.com or by contacting James Graham, Vice President, Chief Legal Officer & Secretary at (216) 694-5504. Shareholders may also contact D.F. King & Co., Inc., Cliffs' proxy solicitor, toll-free at (800) 487-4870 or by email at cliffs@dfking.com.

Contacts:

Investors
Jessica Moran
Director, Investor Relations
(216) 694-6532

Jordan Kovler
D.F. King & Co., Inc.
(212) 493-6990

Media
Patricia Persico
Director, Global Communications
(216) 694-5316

Joele Frank, Meaghan Repko or Andrea Rose
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449